Issuer Free Writing Prospectus dated
January 4, 2021
Filed Pursuant to Rule 433 of the
Securities Act of 1933, as amended
Registration Statement No. 333-251517

viveve

Investor Presentation

Safe Harbor Statement

All statements in this presentation that are not based on historical fact are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. While management has based any forward-looking statements included in this presentation on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to materially differ from such statements.

Such risks, uncertainties and other factors include, but are not limited to, the fluctuation of global economic conditions, the impact of the novel coronavirus termed COVID-19 on our clinical development and regulatory review and clearances and on the manufacturing, placements and patient utilization of our Viveve Systems, the performance of management and our employees, the outcome of our assessment of strategic alternatives, our ability to obtain financing, our evaluation of strategic alternatives, our ability to obtain approval or clearance for sale of our medical device for all indications sought, competition, general economic conditions and other factors that are detailed in our periodic and current reports available for review at www.sec.gov. Furthermore, we operate in a highly competitive and rapidly changing environment where new and unanticipated risks may arise. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. We disclaim any intention to, and undertake no obligation to, update or revise forward-looking statements to reflect events or circumstances that subsequently occur or of which we hereafter become aware, unless required by law.

Free Writing Prospectus

This presentation highlights basic information about us and the offering. Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our company. Except as otherwise indicated, this presentation speaks only as of the date hereof.

This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.

Neither the Securities and Exchange Commission (the "SEC") nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.

This presentation includes industry and market data that we obtained from industry publications and journals, third-party studies and surveys, internal company studies and surveys, and other publicly available information. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein.

We have filed a Registration Statement on Form S-1 with the SEC, including a preliminary prospectus dated December 18, 2020 (the "Preliminary Prospectus") and an amended Form S-1/A dated December 31, 2020 with respect to the offering of our securities to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents filed with the SEC and incorporated by reference into the Preliminary Prospectus, for more complete information about us and the offering. You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http://www.sec.gov.

Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis. viveve

Offering Summary

Issuer	**Viveve Medical, Inc.**
Exchange/Ticker	Nasdaq/VIVE
Offering Size	Approximately $15 Million (100% Primary)
Over Allotment	15% (100% Primary)
Use of Proceeds	We expect to use the net proceeds received from this offering to support the continued sales and marketing operations in North America and internationally, research and development and for general corporate and working capital purposes.
Lead Book-Runner	A.G.P. / Alliance Global Partners

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis.
viveve

General Overview

The Viveve System is currently being marketed around the world (outside of the United States) for the non-invasive treatment of vaginal introital laxity, sexual function, vaginal rejuvenation, and stress urinary incontinence depending on the relevant country-specific clearance or approval, which we refer to as the Viveve treatment.

The Viveve System is currently indicated for use, and being marketed for use, in general surgical procedures for electrocoagulation and hemostasis in the United States. The device has not been cleared or approved for use for the treatment of stress urinary incontinence (SUI), vaginal laxity, to improve sexual function, or for vaginal rejuvenation in the United States.

Senior Management Team

	Position	Years of Industry Experience / Viveve
Scott Durbin	Chief Executive Officer	>25 / 8 years
Jim Robbins	SVP Finance	>20 / 7 years
Suzon Lommel	SVP Regulatory & Quality	>30 / 4 years
Doug Massey	VP Clinical & Medical Affairs	>30 / 3 years
Larry Lewis	VP U.S. Sales	>20 / 4 years
Jeff Sinclair	VP International Sales	>20 / 6 years
Gary Kaiser	VP Global Sales & Marketing	>25 / 2 years
Marty Kerber	VP Operations	>25 / 3 years

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis.


viveve

UROGYN Company Focused on SUI

- ✓ Proven, IP protected, dual-energy technology
- ✓ Significant global market opportunity in stress urinary incontinence (SUI) with bifurcated treatment landscape
- ✓ Robust clinical development program in SUI now beginning pivotal trial in U.S.
- ✓ History of commercial success & newly launched US subscription program
- ✓ Focus and resources to achieve success

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis.

Dual-Energy Technology for Women's UROGYN Conditions



VV

- Strong IP portfolio – Method of use vaginal tissue both CMRF & RF and CRYO alone
- Dual-energy allows depth of tissue penetration while maintaining patient comfort and safety
- Consistent patient and clinical outcomes based on single treatment
- Early clinical results durable to 12 months

CMRF: Cryogen-cooled Monopolar Radiofrequency

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis.

viveve

Treatment Supports Urethra and Bladder Neck

Unique Mechanism of Action

- Treats the entire depth of the lamina propria to the muscularis
- Energy dispersed at muscularis without affecting paravaginal tissues or organs
- Resulting fibroblast activation and collagen remodeling over time (~90 days) strengthens and improves function of the connective tissues
- May improve vaginal structural integrity and reduce urethral hypermobility – major cause of SUI


M
LP
Mu
A

M=Mucosa; LP=Lamina Propria; Mu= Muscularis; A=Adventitia

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis.

viveve

Urinary Incontinence is an Under Treated Condition

Most common occurrences of urinary incontinence are **stress**, urge or mixed

Stress Urinary Incontinence (SUI)

The most common form of urinary incontinence, involving the involuntary loss of urine during physical or strenuous activities

- Urethral hypermobility
- Intrinsic sphincteric deficiency

Urgency Urinary Incontinence (UUI) / Overactive Bladder (OAB)

❖ **80% of women note "bothered" and receive no treatment[4]**

UI 40M[1]

- Pure SUI[2] 8M
- Mixed UI 27M
- Pure UUI[3] 5M

Bothered and No Treatment[4] 28M

Sources: 1) Average prevalence across several published papers including Hannestad 2000, Nygaard 2008, Markland 2011, Thom, 1998, Hampel 1997, Hunskar 2003; 121Mn US Women aged 25 – 79; 2) Pure stress urinary incontinence: Rubilotta , BMC Urology 2019; 3) Only 14% of UI is pure UUI; Hannestad 2000; 4) 20% of UI suffers say their symptoms are no problem; Hannestad 2000

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis. viveve

Significant Opportunity for a Non-Invasive Treatment Option

CONSERVATIVE	NON-INVASIVE	AGGRESSIVE / INVASIVE
Conservative Therapy & Continence Pessaries (40-50% Efficacy)	viveve	**Bulking Agents** (60-70% Efficacy) **Sling Surgery** (85-90% Efficacy)
575K Patients Per Year[1]	**If SUI regulatory approval is achieved**	**205K Patients Per Year[1]**

CONSERVATIVE

- Pelvic Floor Exercises (Kegels)
- Biofeedback Pelvic Floor Stimulation
- Continence Pessaries

NON-INVASIVE

- UI[2] 40M
  - Pure SUI[3] 8M
  - Mixed UI 27M
  - Pure UUI[4] 5M

Total Available Market Opportunity ~11M U.S. Patients (Predominant SUI)

AGGRESSIVE / INVASIVE

- Urethral Bulking Agents
- Colposuspension
- Pelvic Floor Sling

Sources: 1) 2017 Patient counts from DRG proprietary study of 300+ Mn patient insurance claims and EHR reports; 2) Average prevalence across several published papers including Hannestad 2000, Nygaard 2008, Markland 2011, Thom, 1998, Hampel 1997, Hunskar 2003; 121Mn US Women aged 25 – 79; 3) Pure stress urinary incontinence: Rubilotta , BMC Urology 2019; 4) Only 14% of UI is pure UUI; Hannestad 2000

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis.

Robust Clinical Development Program in SUI

Strong body of clinical evidence to confidently proceed with pivotal PURSUIT trial for U.S. indication

PURSUIT
Pivotal FDA SUI trial

SUI 3-Arm Feasibility and Preclinical Studies: Achieved primary efficacy endpoint of median CFB in 1-hour Pad Weight Test at 5 mos post-treatment between CMRF and Cryo-only Sham to New Inert Sham group; In-vivo preclinical testing validated New Inert Sham tip

LIBERATE International Trial: Significant improvement in objective 1-hour Pad Weight Test from baseline in subjects with mild-moderate SUI; CMRF vs Cryo-only treatment groups in LIBERATE trial did not show separation

SUI Single Arm Pilot Trial(s): Safety, efficacy, and durable positive clinical outcomes demonstrated at 6- and 12-months post-treatment with CMRF for improvement of mild-moderate SUI; No serious adverse events

Animal Studies: CMRF documented fibroblast activation, collagen remodeling, no cellular or tissue damage

CMRF Technology: based on proven Thermage technology

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis.

viveve

LIBERATE – International Trial

Large SUI trial conducted in Canada resulted in strong efficacy but **inconclusive results** vs sham

Design: Prospective, randomized, double-blind trial, n=99

- ACTIVE: CMRF (RF and cooling) / SHAM: CRYO (cooling only)
- Pre-menopausal women with mild-to-moderate SUI (5g ml – 50g ml leakage)



Median Change from Baseline*
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
-60.0%
-70.0%
-80.0%
-90.0%
-77.2%
-81.0%
-71.0%
-61.3%
-83.3%
-72.7%
-44.4%
-37.5%
-46.2%
-33.3%
1-Hr Pad Weight Test
24-Hr PWT
3-Day Diary Incontinence Episodes
UDI-6
ICIQ-UI-SF
CMRF Active
Cryo Only

*Percentage change results based upon observed case data. n=85 patients at 6 months.
UDI-6: Range of 0 (no problem at all) to 100 (maximum problem)
IQOL: Range of 0 (maximum problem) to 100 (no problem at all)
ICIQ-UI-SF: Range of 0 (no problem at all) to 21 (maximum problem)

OUTCOME

- Baseline characteristics consistent between both groups
- Significant efficacy shown across ALL endpoints with little differentiation between groups
- No device-related safety issues reported
- **CRYO may not be a true sham treatment resulting in a positive therapeutic effect**

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis.

viveve

Positive In-Vivo Preclinical Temperature and Tissue Study

CMRF


43
42
41
40
39
38
37
Temperature (°C)
Time

Ave Temp Change +5 C


Mucosa
S20036 Day 30±2

Increased Fibroblast activation at 30 days post-treatment

CRYO


39
37
35
33
31
29
27
25
23
Temperature (°C)
Time

Ave Temp Change -14 C


Mucosa
S20034 Day 30±2

Increased Fibroblast activation at 30 days post-treatment

New Sham


39
37
35
33
31
29
27
25
23
Temperature (°C)
Introitus submucosa/lamina propria interface
Introitus Mid Submucosa
Introitus Deep Submucosa
Time

Minor Temp Change <2 C


Mucosa
S20035 Day 30±2

NO Increased Fibroblast activation at 30 days post-treatment

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis.

viveve

Positive 3-Arm SUI Feasibility Study

Conducted in response to inconclusive results from LIBERATE-International Trial and assess possible therapeutic response of Cryogen-only sham treatment used in study control group

Design: Prospective, randomized, blinded trial

- 3 sites, 36 patients, 1:1:1 ratio
- CMRF (RF and cooling) vs CRYO (cooling only) vs New Sham Tip (inert)
- Pre-menopausal women with mild-to-moderate SUI (5g ml – 50g ml leakage)

Results: Primary endpoint achieved

- CFB in 1hr Pad Weight Test at 5-months post treatment
- Secondary endpoints showed no differentiation between groups and no device-related safety issues reported

	Baseline	5 Month	**CFB**
Mean CMRF Active	14.25	7.71	-6.55
Median CMRF Active	11.60	6.50	**-9.50**
Mean Cryo Sham	12.38	3.10	-9.28
Median Cryo Sham	9.60	3.15	**-6.80**
Mean Inert Sham	7.52	6.45	-1.07
Median Inert Sham	6.40	3.10	**-4.40**

Meaningful reduction in leakage compared to New Inert Sham

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis.

viveve

Positive Preclinical and 3-Arm Feasibility Results

Importance of Recent Results

- Positive results of BOTH studies support thesis that the cryogen cooling only produces a positive therapeutic and clinical effect
- Studies support the validity of New Inert treatment tip to provide a true sham procedure for control group

viveve pursuit Trial

Increases confidence in potential success of upcoming PURSUIT Trial to achieve its primary efficacy endpoint

World Class Advisory Group (Urology & Incontinence) Aided in Design of Pivotal Trial and Participating as Investigators

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis.

viveve

viveve pur**SUIT** Trial

- **Multicenter, randomized, double-blinded, sham-controlled trial:** Approximately 390 subjects at up to 30 clinical sites at 2:1 randomization
- **Intended Use:** Pre-menopausal women with moderate SUI (10ml-50ml)
- **Primary Endpoint**: Proportion of patients with >50% reduction in 1hr Pad Weight Test (PWT) at 12-months vs New Sham treatment
- **Multiple Secondary Endpoints:**
  - Proportion of pts with >50% reduction in 1hr PWT at 6 mos
  - CFB in 1hr Pad Weight Test at 3, 6 and 12 mos
  - CFB in 3-day voiding diary, MESA, I-QOL, PGI-1, and ICIQ-UI-SF

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis.

History of Commercial Success

- Global installed base 865 systems* placed worldwide
- ~47k treatment tips* sold globally since inception
- Grew annual revenue globally to approximately $18.5M in 2018

Current Focus - U.S. and APAC

- Increase adoption with core market physicians in gynecology, urogynecology and urology
- Drive increased patient treatments and consumable utilization

* As of September 30, 2020

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis.

viveve

Successfully Launched New Commercial Program in U.S.

Demonstrated traction ~100 systems in first 12 months

Proven Benefits

- **Physicians**
  - ✓ Lowers barriers for adoption
  - ✓ Increases practice ROI
- **Viveve**
  - ✓ Scalable model
  - ✓ Lower selling costs
  - ✓ Increased sales rep productivity
  - ✓ Predictable, recurring revenue stream
  - ✓ Near-term profitability potential


HCP
Pricing
Recurring
Revenue
Model
Customer
Care
Viveve
University

1,000 systems placed leads to $24M in recurring revenue and potential profitability

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis. viveve

Focus and Resources to Achieve Success

Transitioned to UROGYN Company Focused on SUI

- Retained first-class leadership and advisory team through transition and realigned organization
- Significantly reduced cash burn rate to $3-$4M per quarter – through PURSUIT data readout
- Cash balance of $9.2M as of September 30, 2020
- Clean capital structure with ~$5M debt and significantly reduced warrant overhang
- Continued focus on commercial growth in U.S. and APAC regions in core physician market

✓ Proven, IP protected, dual-energy technology

✓ Significant global market opportunity in SUI with bifurcated treatment landscape

✓ Robust clinical development program in SUI - beginning pivotal trial in U.S.

✓ History of commercial success and newly launched subscription program

✓ Focus and resources to achieve success

NASDAQ: VIVE

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis.

viveve

Capitalization Table

Capitalization Table (as of September 30, 2020)	Shares	WAEP	Value	Percentage of Fully Diluted
Common Stock Outstanding	2,171,316	-	-	30.2%
Restricted Stock	234	-	-	0.0%
Warrants	1,771,107	$14.18	$25,114,297	24.6%
Stock Options	975,605	$19.82	$19,336,491	13.6%
Common Stock issuable upon conversion of Series B Preferred Stock[(1)]	2,270,261	-	-	31.6%
Fully Diluted Shares Outstanding	**7,188,523**			**100%**

(1) Series B Preferred Stock is owned solely by CRG

viveve

NASDAQ: VIVE

In the United States the Viveve System is indicated for use in general surgical procedures for electrocoagulation and hemostasis. viveve